12600 Hesperia Rd., Ste. C • Victorville, CA 92395 • www.capex1031.com	Telephone 760.245.2600
Toll Free 800.783.2931
Facsimile 760.245.9333

March 31, 2008

David Roberts

Securities and Exchange Commission

Washington, D.C. 20549

Re:          Capital Exchange, LLC

Registration Statement on Form SB-2 (File No. 333-140414)

Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Capital Exchange, LLC (the “Company”) respectfully requests the withdrawal of its Registration Statement on Form SB-2 (File No. 333-140414) filed on February 2, 2007, as amended by Pre Effective Amendment No. 1 on Form SB-2/A filed on March 16, 2007 and Post Effective Amendment No. 1 to Form SB-2 filed on March 28, 2007, together with all exhibits thereto (the “Registration Statement”).

Pursuant to the terms of the offering, the Manager has elected to terminate the offering as the minimum offering requirement has not been met. All proceeds received from prospective investors have been held by an escrow agent and will now be returned to the prospective investors. Accordingly, no sales were effected pursuant to the Registration Statement.

Please provide the Company with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The Company’s facsimile number is 760) 245-2600. If you have any questions regarding the foregoing application for withdrawal, please contact Hillel Cohn of Morrison & Foerster LLP at (213) 892-5251.

Sincerely,

Capital Exchange, LLC

By:	/s/ George Lasko
George Lasko, Jr.
Chief Executive Officer

Cc:	Hillel Cohn, Esq. – Morrison & Foerster LLP